UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

CENTRAL PUERTO S.A

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on August 11, 2023

Minutes No. 380: In the City of Buenos Aires, on August 11, 2023, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of directors Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, Martina BLANCO, Martín LHEZ, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. There being enough quorum to hold the meeting, the meeting commences at 11 a.m. and the first point in the Agenda is open for discussion: Then, the (...) eighth item on the Agenda is put to vote: Point 8) of the Agenda: 8) SHAREHOLDERS’ MEETING CALL. Mr. Chairman takes the floor and motions to call Central Puerto S.A. Shareholders’ Meeting for September 15, 2023 at 11 a.m. on first call and at 12 p.m. the same date on second call such the first call fail to take place, which Meeting will be held remotely as described below and to consider the following Agenda: 1. Appointment of two shareholders to sign the minutes. 2. Consideration of the destination of Optional Reserve. 3. Granting of authorizations.

(…)

The motion is put to vote for the consideration of Directors and it is approved unanimously. (…)

(…) There being no further business to transact, the meeting is adjourned at 12 p.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 22, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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